SECUR 15047252 ISSION

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tr 3/6/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-47344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hewitt Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Overlook Point
(No. and Street)

Lincolnshire	Illinois	60069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas S. Keith 847-295-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive,	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

3/9/15

OATH OR AFFIRMATION

I, Douglas S. Keith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hewitt Financial Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public

Official Seal
Ann M Olszewski
Notary Public State of Illinois
My Commission Expires 05/08/2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hewitt Financial Services LLC

Statement of Financial Condition

December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Member
Hewitt Financial Services LLC

We have audited the accompanying statement of financial condition of Hewitt Financial Services LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hewitt Financial Services LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2015

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Member
Hewitt Financial Services LLC

We have audited the accompanying statement of financial condition of Hewitt Financial Services LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hewitt Financial Services LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2015

Hewitt Financial Services LLC

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 3,870,642
Receivables from affiliates	525,360
Fees receivable	678,640
Deposit with clearing broker	100,000
Other assets	190,615
Total assets	$ 5,365,257
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 10,488
Due to Hewitt Associates LLC	83,338
	93,826
Member's equity	5,271,431
Total liabilities and member's equity	$ 5,365,257

See notes to financial statements.

Hewitt Financial Services LLC

Notes to Financial Statements

December 31, 2014

1. Organization and Nature of Business

Hewitt Financial Services LLC (the Company) was organized on April 8, 1994, in the state of Illinois, and commenced operations on December 21, 1994. The Company is a wholly owned subsidiary of Hewitt Associates, LLC (the Parent), which is an indirect wholly owned subsidiary of Aon plc (the Ultimate Parent), a provider of risk management, insurance and reinsurance brokerage, and human capital consulting services. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company clears its security transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

A portion of revenue earned by the Company includes administrative and shareholder services and 12b-1 fees from unaffiliated mutual fund families. Participants in institutional employee benefit plans administered by the Parent or its affiliates invest in these mutual fund families, and the Company earns fees for shareholder services provided. Fees earned from mutual fund families relating to employee benefit plan customers include asset-based fees and fund participant fees. The Company also earns fees for shareholder services provided to an affiliated mutual fund. All fees are earned based on contractual agreements.

Fees and commissions consist primarily of revenues earned from trading activity referred to the clearing broker. Fees are also earned in connection with referral arrangements between the Company and other broker-dealers related to the offering of college savings 529 plans and IRA rollovers.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days.

Revenue Recognition and Expenses

Revenues and the related expenses for services provided to employee benefit plans and fees with regard to personal financial consulting are accrued when services are performed and amounts are earned.

Commissions and related expenses on customer securities transactions introduced to its clearing broker are recorded on a settlement-date basis.

Service agreement fees are for operating expenses incurred by the Parent and reimbursed by the Company related to compensation, cost of office space, and equipment (see Note 3). Brokerage and clearance expenses are fees charged by the clearing broker primarily for the use of systems and other per-transaction charges. Communication and other costs are expenses incurred in running the Personal Finance Center programs. These expenses include printing, mailing, reporting, and fees for ongoing hosting services and support from service providers. The Company also incurs expenses for registration and licensing fees and legal, and consulting services.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in Accounting Standards Codification ("ASC") Topic 605, *Revenue Recognition*, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and, (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows

2. Significant Accounting Policies (continued)

arising from customer contracts. An entity may apply the amendments in ASU 2014-09 by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Therefore, ASU 2014-09 will be effective for the Company's fiscal year beginning January 1, 2017. Early adoption is not permitted. The Company is currently assessing the impact that ASU 2014-09 will have on the Company's consolidated financial statements and evaluating which adoption method to apply.

3. Related-Party Transactions

Certain services are provided to the Company by the Parent under a Management Agreement (the Agreement) effective July 12, 2007, for which the Company incurs a service agreement fee. Under the terms of the Agreement, the Company agrees to pay for all operating expenses incurred by the Parent or its affiliates on the Company's behalf including, but not limited to, costs associated with compensation, cost of office space, and equipment. Compensation is allocated based on the estimated time spent on activities of the Company and includes benefits. Cost of office space and equipment is based on the average per-employee cost by practice and location as determined on an annual basis by the Parent. The amount due by the Company under this Agreement is $83,338 and is included within due to Hewitt Associates LLC as of December 31, 2014.

The Company is the affiliated broker-dealer of Hewitt Series Trust and earns shareholder services and 12b-1 fees from this affiliated mutual fund. The amount due from this fund for fees earned is $525,360 and is included within receivables from affiliates as of December 31, 2014.

4. Concentration of Credit Risk

The Company has a concentration of credit risk in that all of its cash is held at one bank.

5. Concentration of Revenue Risk

The Company has a concentration of revenue risk in that over half of its revenues from shareholder services and 12b-1 fees are earned from one unaffiliated mutual fund family.

6. Income Taxes

The Company is organized as a limited liability company with a single member and, as such, is not separately subject to income taxes. The results of the Company are included in the income tax return of the Ultimate Parent.

7. Commitments and Contingencies

The Company applies the provisions of Accounting Standards Codification 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. At December 31, 2014, the Company had approximately $4,000 extended to customers through its clearing broker and subject to such indemnification. The Company and the clearing broker monitor required margin levels daily and, pursuant to guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company, at all times, maintain net capital (as defined) equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.00. At December 31, 2014, the Company's net capital was $3,876,816 and its required net capital was $50,000. Rule 15c3-1 may effectively restrict advances or distributions to the Parent. Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2014, the Company was in compliance with all such requirements.

9. Subsequent Events

The Company has evaluated subsequent events through February 25, 2015, the date the financial statements were issued, with no events noted that would require recognition or disclosure in the financial statements.

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Hewitt Financial Services LLC Exemption Report, in which (1) Hewitt Financial Services LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3k(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption for the period from June 1, 2014 through December 31, 2014 except as described in its exemption report. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2015

Hewitt Financial Services LLC
Exemption Report
December 31, 2014

Hewitt Financial Services LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) Throughout the fiscal year ended December 31, 2014, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from June 1, 2014 to December 31, 2014, with the following exceptions, noted on the attached Exemption Log.

On behalf of Hewitt Financial Services LLC., I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

/s/ Douglas S. Keith

Hewitt Financial Services LLC
Chief Financial Officer
February 25, 2015

Hewitt Financial Services LLC

Exemption Log

June 1, 2014 to December 31, 2014

Item #	Date In	Date Out	Check Amount	Number of Items	Comments
1	6/3/2014	6/4/2014	$77.41	1 check	Type of check received not eligible for deposit in client's self directed brokerage account. Check returned to sender next day but unable to provide evidence of transmittal by noon.
2	6/17/2014	6/18/2014	$6,629.17	1 check	No client account existed at time of check receipt. Check returned next day but unable to provide evidence of transmittal by noon.
3	6/24/2014	6/25/2014	$34,380.00	1 check	Check did not belong to HFS and was returned next day but unable to provide evidence of transmittal by noon.
4	9/24/2014	9/25/2014	$4,632.03	1 check	No client account existed at time of check receipt. Check returned to sender next day but unable to provide evidence of transmittal by noon.
5	9/29/2014	9/30/2014	$4,606.53	1 check	No client account existed at time of check receipt. Check returned to sender next day but unable to provide evidence of transmittal by noon.
6	12/15/2014	12/16/2014	$867.48	1 check	No client account existed at time of check receipt. Check returned to sender next day but unable to provide evidence of transmittal by noon.
7	12/22/2014	12/23/2014	$1,000.00	1 check	Client account was closed before check received. Check returned to client next day but unable to provide evidence of transmittal by noon.